SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, New York 10017

January 28, 2013

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Charles Lee and Dieter King

Re:	ITC Holdings Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 4, 2012

File No. 333-184073

Ladies and Gentlemen:

On behalf of our client, ITC Holdings Corp. (“ITC”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 17, 2012 (the “Comment Letter”), with respect to the above-referenced filing of ITC.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to ITC’s Registration Statement on Form S-4, filed with the Commission on January 28, 2013 (SEC File No. 333-184073) (the “Form S-4”), and we have enclosed six courtesy copies of such Amendment No. 2 to the Form S-4 marked to show changes from Amendment No. 1 to the Form S-4 as filed on December 4, 2012.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by ITC’s responses thereto. The page numbers in the responses refer to pages of Amendment No. 2 to the Form S-4.

General

1.	We note your response to comment 9 and that you have registered 55 million shares under the registration statement. Please confirm to us your understanding that if you issue more than 55 million shares in connection with the merger, you are required to register any such additional shares. For guidance, please consider Section 610.01 in our Compliance and Disclosure Interpretations (Securities Act Rules).

Response

In response to the Staff’s comment, ITC confirms that if it issues more than 55 million shares of ITC common stock in connection with the merger, ITC is required to and will register such additional shares.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King January 28, 2013	2

Note 7 Retirement, Other Postretirement Benefits, and Defined Contribution Plans, page F-23

2.	If necessary, please update the disclosure noted below to the latest practicable date before the mailing date of the joint proxy statement / prospectus.

•	The example provided in “The Transactions-Calculation of the Merger Consideration.”

•	The disclosure provided in response to Item 402(t) of Regulation S-K.

Response

In response to the Staff’s comment, ITC has revised the disclosure in the sections of the proxy statement/prospectus noted by the Staff to a more recent date and will further revise such disclosure as of the latest practicable date before mailing the proxy statement/prospectus.

3.	We note your response to comment 40 and the statement that if a share repurchase is conducted through open market repurchases, you “may” structure those repurchases to be covered by Exchange Act Rule 10b-18. Your use of the word “may” suggests that it is possible that you could elect not to structure such repurchases to fit within such rule. Please tell us whether you intend to conduct open market repurchase even if you cannot satisfy the conditions of Rule 10b-18. If you do, then please also tell us how you intend for such repurchases to comply with the anti-manipulation provisions of Sections 9(a)(2) and 10(b) of the Exchange Act.

Response

In response to the Staff’s comment, ITC confirms that, if a share repurchase is conducted through open market repurchases, ITC currently expects those repurchases to be conducted under the safe harbor provided by Exchange Act Rule 10b-18. However, there may be circumstances in which ITC decides for valid business reasons to repurchase shares outside of the Rule 10b-18 safe harbor. If that’s the case, ITC will conduct any such repurchases only in compliance with applicable securities laws, including Sections 9(a)(2) and 10(b) of the Exchange Act, and will publicly announce any such repurchases prior to beginning its repurchase effort. Given the complexity of the proposed transaction, if ITC determines to repurchase shares outside of the Rule 10b-18 safe harbor, ITC currently intends to discuss with the Staff any such repurchase program prior to commencing repurchases, to make sure the Staff is satisfied that the repurchase program is being conducted by ITC in accordance with all applicable laws and regulations.

Questions and Answers…, page 4

Q: What are the “exchange trust” and the “exchange trust election”…, page 7

4.	We note your response to comment 12. Please expand the additional disclosure that you provided to explain to investors the business purpose for why you and Entergy agreed to permit Entergy, at its election, to retain a portion of TransCo common units in a trust and to potentially conduct an exchange offer for securities held by the trust after the closing of the merger.

Securities and Exchange Commission Attn: Mara L. Ransom, Charles Lee and Dieter King January 28, 2013	3

Response

In response to the Staff’s comment, ITC has expanded the disclosure on pages 7 and 23 to provide an explanation of the business purpose for why ITC and Entergy agreed to permit Entergy, at its election, to retain a portion of the TransCo common units in a trust and potentially conduct an exchange offer for securities held by the trust after the closing of the merger.

Opinion of Barclays Capital Inc., page E-2

5.	We note your response to comment 45. We continue to believe that the phrase in the first full paragraph on page E-2 “[w]e assume no responsibility for…any projections or estimates reviewed by us” constitutes a disclaimer of liability to investors for statements made in the joint proxy statement / prospectus. While Barclays may state, for purposes of apprising your board regarding the scope of its engagement with you, that it has not verified the information provided to it, and we note that it has done so in the first sentence of the paragraph, it may not include a disclaimer of liability to investors for such information. Please revise the discourse accordingly.

Response

In response to the Staff’s comment, ITC has revised its disclosure on page 142 and Barclays Capital Inc. has revised its opinion in Annex E.

*        *        *

Please do not hesitate to contact me at 212-455-7939 with any questions or comments you may have.

Very truly yours,

/s/ Andrew W. Smith
Andrew W. Smith

cc:	Daniel J. Oginsky

Wendy McIntyre

  ITC Holdings Corp.

Pankaj K. Sinha

Michael P. Rogan

  Skadden, Arps, Slate, Meagher & Flom LLP